Exhibit 99.2

Osler, Hoskin & Harcourt llp Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 416.362.2111 main 416.862.6666 facsimile

Toronto Montréal Calgary Ottawa Vancouver New York	December 5, 2025
Emera Incorporated
5151 Terminal Road
Halifax, Nova Scotia B3J 1A1

Dear Sirs/Mesdames:
Prospectus Supplement for Emera Incorporated.
We refer to the prospectus supplement dated December 5, 2025 (the “Prospectus Supplement”) to the short form base shelf prospectus of Emera Incorporated (the “Corporation”) dated December 5, 2025.

We hereby consent to the use of our firm name under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Prospectus Supplement, and consent to the use of our firm’s name and the reference to our opinion under the heading “Eligibility for Investment” in the Prospectus Supplement.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

“Osler, Hoskin & Harcourt LLP”